Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on May 14, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Time, on May 12, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using The Telephone:

To Vote Using The Internet

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

Go to the following web site:

www.investorvote.com

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

29FE08067.E.SEDAR/000001/000001/i

Appointment of Proxyholder I/We, being holder(s) of Paramount Resources Ltd. hereby appoint: Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.	____________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Paramount Resources Ltd. to be held at the Conference Centre at Centrium Place, 332 - 6th Avenue S.W., Calgary, Alberta on Wednesday, May 14, 2008 at 10:30 am and at any adjournment thereof.

1. Election of Directors

Management recommends that you vote FOR all of the director nominees as outlined in the Information Circular.

Vote FOR or WITHHOLD for all director nominees proposed by Management as outlined in the Information Circular.

For

Withhold

_____

_____

2. Appointment of Auditors

Appointment of Auditors as outlined in the Information Circular.

For

Withhold

_____

_____

Authorized Signature(s) - This section must be

Signature(s):

completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this

Proxy will be voted as recommendedby Management.

_____________________________________

Date      MM        DD      YY

Interim Financial Statements

Annual Report

Mark this box if you would like to receive interim financial statements

Mark this box if you would NOT like to  receive the Annual

and accompanying  Management’s Discussion and Analysis by mail.

_______

Report and accompanying Management’s

Discussion and Analysis by mail.

______

    If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at  www.computershare.com/mailinglist.